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Holland & Knight LLP
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06012432

Courtney S. Kamlet
202 457 7036
courtney.kamlet@hklaw.com

April 10, 2006

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 4/11

If you have any questions regarding this filing, please do not hesitate to call me at (202) 457-7036 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Courtney S. Kamlet

Courtney S. Kamlet
Holland & Knight LLP

3707641_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language document listed below are set out in EXHIBIT A hereto)

1. Statutory Public Notice dated February 28, 2006.

B. ENGLISH LANGUAGE DOCUMENTS
(English document listed below are included in EXHIBIT B hereto)

1. Notice of Resolution of Stock Split dated March 9, 2006.

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Statutory Public Notice dated February 28, 2006

   Statutory Public Notice stating the board resolution of the five- for-one stock split in a summary form published in Nihon Keizai Shimbun (newspaper)

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English document referred to in ANNEX, Section B, item 1.

March 9, 2006

Japan Tobacco Inc.
2-1, Toranomon 2-chome
Minato-ku,Tokyo

Dear Shareholders:

Notice of Resolution of Stock Split

The board of directors decided the following items regarding the stock split of the company's shares at the board of directors meeting held on February 27, 2006.
The third in the following items, the resolution to change the company's Articles of Incorporation, got approval by the Ministry of Finance, in accordance with the Japan Tobacco Inc. Law on March 8, 2006.

First Item: Each share of common stock will be split into five shares on April 1, 2006.

(1) Number of shares to be increased by the stock split: 8,000,000

(2) Method of stock split:

Each share of common stock held by shareholders listed or recorded on the final register of shareholders and the final register of beneficial shareholders as of March 31, 2006 (Friday) will be split into five shares.

Second Item: Effective date: April 1, 2006 (Saturday)

Third Item: Increase in number of authorized shares

As of April 1, 2006, the company's Articles of Incorporation will be changed partially. The total number of authorized shares will be increased by 32,000,000 to 40,000,000.

Fourth Item: The above items from the first to the third are subject to the approval by the Ministry of Finance as to the resolution to change the company's Articles of Incorporation in the third item, in accordance with the Japan Tobacco Inc. Law by March 31, 2006.